UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 4)

TOTAL LOGISTICS, INC.
(Name of Subject Company)

TOTAL LOGISTICS, INC.
(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

89151W109
(CUSIP Number of Class of Securities)

William T. Donovan
President and Chief Executive Officer
Total Logistics, Inc.
700 N. Water Street, Suite 1200
Milwaukee, Wisconsin 53202
(414) 291-9000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 7, 2005, as amended and supplemented by Amendment No. 1 filed on January 25, 2005, Amendment No. 2 filed on January 26, 2005 and Amendment No. 3 filed on January 28, 2005 (the “Schedule 14D-9”) by Total Logistics, Inc., a Wisconsin corporation (the “Company”), relating to the cash tender offer by Titan Acquisition Corp., a Wisconsin corporation (“Offeror”) and a direct wholly owned subsidiary of SUPERVALU INC., a Delaware corporation (“Parent”), to purchase all outstanding Shares at a price of $28.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase, dated January 7, 2005 (as amended or supplemented), and in the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.    Additional Information.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Expiration of the Tender Offer and Acceptance of Validly Tendered Shares for Payment

        The Offer expired at 12:00 midnight, New York City time, on February 7, 2005. Based upon a preliminary count from Wells Fargo Bank, N.A., the depositary for the Offer, approximately 5,449,500 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 98.5% of the outstanding Shares. Offeror accepted for payment all Shares validly tendered in the Offer and not withdrawn prior to the expiration of the Offer. Payment for such Shares is expected to be made promptly. A copy of the press release issued by Parent on February 7, 2005 announcing the expiration of the Offer and the acceptance of validly tendered Shares is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.

        Upon the terms and subject to the conditions of the Merger Agreement, Parent and Offeror shall take all necessary actions to promptly effect the Merger of Offeror with and into the Company.

Item 9.    Exhibits.

        The Schedule 14D-9 is hereby amended by filing the following exhibit:

Exhibit
Number	Description
(a)(7)	Press release issued by SUPERVALU INC. on February 7, 2005 [Incorporated herein by reference to Exhibit (a)(5)(G) to the Amendment No. 5 to the Schedule TO filed by SUPERVALU INC. and Titan Acquisition Corp. on February 7, 2005].

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: February 7, 2005.

TOTAL LOGISTICS, INC.
By: /s/ William T. Donovan
William T. Donovan
President and Chief Executive Officer

2